Room 4561

November 16, 2006

Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

Re: NetSol Technologies, Inc.
Registration Statement on Form S-3
Filed October 20, 2006
File No. 333-138103

Dear Mr. Ghauri:

We have limited our review of your registration statement to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. We note your disclosure that the Company provided each investor notice to exchange your Convertible Notes on October 18, 2006, and that the exchange date was October 30, 2006. Please update your disclosure to address the status and impact of this exchange. In this regard, we note the disclosure in note 13 to your Form 10-QSB for the quarter ended September 30, 2006.

Selling Stockholders, page 10

2.   Revise your disclosure in footnotes (4) and (6) to clarify whether the natural persons named also have voting and/or investment control over the securities being registered for the accounts of The Tail Wind Fund Ltd. and Crestview Capital Master, LLC, respectively.

3.   With respect to any selling stockholders that are affiliates of registered broker-dealers, expand the prospectus disclosure to identify them and indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 12

4.   We note your statement that the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. Please confirm that NetSol Technologies and the selling stockholders are aware of CF Tel. Interp. A.65.

5.   We note your disclosure that you have advised the selling security holders that the anti-manipulation rules of Regulation M may apply to the sale of shares in the market. Please revise to state that selling security holders must conduct their sales in accordance with all rules promulgated under the Exchange Act, including those provided under Regulation M.

Incorporation of Certain Documents by Reference, page 15

6.   Please update this section to incorporate by reference your Form 10-QSB for the quarter ended September 30, 2006.

Part II

Signatures, page 18

7.   Please revise to indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer. See Instruction 1 to the signatures section of Form S-3.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Najeeb Ghauri
NetSol Technologies, Inc.
November 16, 2006
Page 4

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (818) 222-9197
       Patti L. McGlasson
       General Counsel
       NetSol Technologies, Inc.